Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands.)

	Years Ended December 31
	2015	2014	2013 (3)	2012	2011
Computation of ratio of net income to fixed charges
Fixed charges (1)	$163,907	$166,315	$204,366	$197,064	$144,662

Fixed charges (1)	163,907	166,315	204,366	197,064	144,662
Net income	51,620	56,361	(134,136)	349,245	284,373
	215,527	222,676	70,230	546,309	429,035

Ratio of earnings to fixed charges	1.31	1.34	0.34	2.77	2.97

Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$163,907	$166,315	$204,366	$197,064	$144,662
Preferred stock dividends (2)	21,922	21,922	21,922	7,551	-
Combined fixed charges and preferred stock dividends	185,829	188,237	226,288	204,615	144,662

Combined fixed charges and preferred stock dividends	185,829	188,237	226,288	204,615	144,662
Net income	51,620	56,361	(134,136)	349,245	284,373
	237,449	244,598	92,152	553,860	429,035

Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	1.30	0.41	2.71	2.97

(1)Fixed charges consist of interest expense on all indebtedness, including interest rate swaps and maturities of Eurodollar Futures Contracts.
(2)No preferred stock was outstanding during 2011.
(3)Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends by $134,136.